UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 3)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                             BF Enterprises, Inc.
                           ------------------------
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                  055387 10 4
                                  ------------
                                 (CUSIP Number)

                               Michael V. Mitrione
                        Gunster, Yoakley & Stewart, P.A.
                       777 South Flagler Drive, Suite 500E
                              West Palm Beach, FL 33401
                                 (561) 650-0553
                               ------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                              Notices and Communications)

                                  June 22, 2001
                                  -------------
                (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            AMENDMENT NO. 3 TO
                   SCHEDULE 13D - CUSIP No. 055387 10 4
                   ------------------------------------



1    NAMES OF REPORTING PERSONS                                   Brian P. Burns
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                   (b)  X


3    SEC USE ONLY


4    SOURCE OF FUNDS*                                                         PF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

     N/A


6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.


NUMBER OF                           7       SOLE VOTING POWER          1,873,338
SHARES
BENEFICIALLY                        8       SHARED VOTING POWER                0
OWNED BY
EACH                                9       SOLE DISPOSITIVE POWER     1,195,138
REPORTING
PERSON WITH                         10      SHARED DISPOSITIVE POWER           0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                          1,873,338


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                           |X|  (See Item 5)


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    48.6%


14   TYPE OF REPORTING PERSON*                                                IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer
-------     -------------------

                  This Statement relates to the Common Stock, par value $.10 per share ("Common Stock"), of BF Enterprises, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 100 Bush Street, Suite 1250, San Francisco, CA 94104. The Company was initially a wholly owned subsidiary of Boothe Financial Corporation, a Delaware corporation ("Boothe"), now named Robert Half International, Inc. Effective June 30, 1987, all outstanding shares of the Common Stock were distributed to Boothe's stockholders (on the basis of one share of Common Stock for each share of Boothe common stock), as described in an Information Statement dated June 15, 1987 (the "Distribution"). The Common Stock was registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on August 3, 1987.


Item 2.    Identity and Background
-------    -----------------------

                  This Statement is being filed by Brian P. Burns.  Mr. Burns is a United States citizen whose business address is 100 Bush Street, Suite 1250, San Francisco, California 94104. His principal occupation is Chairman of the Board of Directors, President and Chief Executive Officer of the Company.

                  The undersigned has not been convicted of any offense in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or pursuant to which he was found to have violated such laws.


Item 3.    Source and Amount of Funds or Other Consideration
-------    -------------------------------------------------

                  As a result of the Distribution, the undersigned became the owner of 609,210 shares of Common Stock, and the holder of a stock option for 150,000 shares of Common Stock (the number of shares covered by an option granted on October 2, 1985 under the Boothe Employee Stock Option Plan), with an exercise price of $.19 per share (determined by a formula based on the relative market values of the Common Stock and the Boothe common stock on the date of the Distribution). The following tables set forth all of the undersigned's transactions in the Common Stock since the date of the Distribution.



   Table I:  Non-Derivative Securities
   -----------------------------------


              Date              Transaction          Number of Shares         Price Per Share          Source of Funds
              ----              -----------          ----------------         ---------------          ---------------

   1       6/30/87      Distribution                      609,210      Share for share distribution    N/A
   2       7/9/87       Exercise (see Table II,           150,000      $.19                            Personal Funds
                        Item 2)
   3       1/3/89       Restricted stock grant             19,928      $9.125                          N/A
   4       11/3/89      Disposition                       (5,000)      Gift to charity                 N/A
   5       1/3/95       Restricted stock grant in          15,000      $4.25                           N/A
                        lieu of bonus
   6       6/22/01      Exercise (see Table II, Item 2)   144,000      $2.50                           *
                                                          -------
                        Total:                            933,138
                                                          =======

   Table II:  Derivative Securities
   --------------------------------

              Date              Transaction          Number of Shares       Price Per Share          Source of Funds
              ----              -----------          ----------------       ---------------          ---------------

   1       6/30/87      Distribution                      150,000      Option @ $.19 per share         N/A
                                                                       -6/30/87 share for share
                                                                       distribution
   2       7/9/87       Exercise (see Table I,          (150,000)      $.19                            Personal Funds
                        Item 2)
   3       10/9/91      Grant                             144,000      Option @ $2.50 per share        N/A
                                                                       granted pursuant to 1987
                                                                       Amended and Restated
                                                                       Management Compensation Plan
   4       11/15/93     Grant                              80,000      Option @ $2.875 per share       N/A
                                                                       granted pursuant to 1993 Long
                                                                       Term Equity Incentive Plan
   5       12/22/95     Grant                              39,000      Option @ $4.75 per share        N/A
                                                                       granted pursuant to 1993 Long
                                                                       Term Equity Incentive Plan
   6       12/12/96     Grant                              39,000      Option @ $6.25 per share        N/A
                                                                       granted pursuant to 1993 Long
                                                                       Term Equity Incentive Plan
   7       12/9/97      Grant                              40,000      Option @ $8.25 per share        N/A
                                                                       granted pursuant to 1997 Long
                                                                       Term Equity Incentive Plan
   8       12/1/98      Grant                              40,000      Option @ $7.75 per share        N/A
                                                                       granted pursuant to 1997 Long
                                                                       Term Equity Incentive Plan
   9       9/29/99      Grant                              24,000      Option @ $7.25 per share        N/A
                                                                       granted pursuant to 1997 Long
                                                                       Term Equity Incentive Plan
   10      6/22/01      Exercise (See Table I, Item 6)   (144,000)     $2.50                           *
                                                         --------
                        Total:                            262,000
                                                          =======

         *The undersigned paid $14,400 of the exercise price from his personal funds, and the balance (plus applicable taxes and Medicare tax deduction) by a promissory note payable to the Company, which is attached hereto as Exhibit P and incorporated herein by reference.


Item 4.  Purpose of Transaction
-------  ----------------------

                  The undersigned holds the shares covered by this Statement for investment. Subject to the availability of additional shares at prices regarded as attractive, alternative investment opportunities, personal factors, economic and market conditions, and other matters deemed by him to be relevant, the undersigned may acquire additional shares, or dispose of shares, at any time and from time to time on the open market, in privately negotiated transactions, through employee benefit programs, or otherwise.

                  Except in his capacity as the Company's Chairman, President and Chief Executive Officer, in connection with any of the potential transactions described in the preceding paragraphs, and as otherwise described herein (including the Exhibits attached hereto), the undersigned does not have any present plans or proposals relating to: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's certificate of incorporation or by-laws, as amended, or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.    Interest in Securities of the Issuer
-------    ------------------------------------

                  The undersigned may be regarded as the beneficial owner of
            1,873,338 shares of Common Stock, including 262,000 shares subject to presently exercisable options held by the undersigned (the "Option Shares"), or approximately 48.6% of the aggregate of all shares of Common Stock currently outstanding and the Option Shares. Included in the shares that may be deemed beneficially owned by the undersigned are 678,200 shares owned by Frederick P. Furth as to which the undersigned was granted a Right of First Refusal and Irrevocable Proxy, as further described in Item 6. However, the undersigned disclaims beneficial ownership of such 678,200 shares, and the inclusion of such shares in the calculation of percentages reported in this Statement shall not be deemed an admission that the undersigned is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of such shares.

                  Excluded from the shares beneficially owned by the undersigned are any shares now owned or hereafter acquired by certain present and former executive officers or stockholders of the Company (including Stuart B. Aronoff, Douglas Post, Paul Woodberry and certain others), which shares are subject to the Right of First Refusal Agreements described in Item 6. As of the date of this Statement, at least 225,223 shares of Common Stock (approximately 6.6% of the outstanding shares of Common Stock) are subject to such agreements. The undersigned disclaims beneficial ownership of all such shares.

                  The undersigned has the sole power to vote or direct the
            voting of 1,873,338 shares, including the Option Shares, and has the sole power to dispose or direct the disposition of 1,195,138 of those shares.

                  Except for the exercise of options covering 144,000 shares of
            Common Stock on June 22, 2001 (see Item 3), the undersigned has not effected any transactions in the Common Stock during the past 60 days.

Item 6.    Contacts, Arrangements, Understandings or Relationships With Respect
-------    --------------------------------------------------------------------
           to Securities of the Issuer
           ---------------------------

                  Each of the following persons has entered into a separate
            Right of First Refusal Agreement with the undersigned: Stuart B. Aronoff, Senior Vice President-Operations of the Company; Paul Woodberry, Executive Vice President, Chief Financial Officer and Treasurer and a director of the Company; and Douglas Post, Vice President and Treasurer of the Company (each such person is hereafter individually referred to as a "Stockholder"). As of the date of this Statement, the aggregate number of shares of Common Stock over which the undersigned has a right of first refusal pursuant to the Right of First Refusal Agreements is at least 225,223 shares, representing approximately 6.6% of the outstanding shares of Common Stock. The Right of First Refusal Agreements provide that, in the event a Stockholder proposes to sell any shares of Common Stock which the Stockholder owns or acquires after the date of the agreement to any person or entity (other than transfers
            (i) in connection with a tender offer, merger or other business combination approved by a majority of the Board of Directors of the Company, (ii) to the Stockholder's family members, or (iii) to charitable institutions), the Stockholder must notify the undersigned and describe the terms of the proposed transfer. The undersigned has a right of first refusal to purchase such shares on the terms of the proposed transfer, which is exercisable by giving notice to the Stockholder within three business days following the effective date of the Stockholder's notice.

                  On March 12, 2001, the undersigned was granted a four-year extension to a Right of First Refusal and Irrevocable Proxy with respect to 678,200 shares of Common Stock owned by Frederick P. Furth (the "Furth Agreement"). The Furth Agreement, which expires on May 31, 2005, and is attached hereto as Exhibit N, is a successor to a substantially similar agreement between the undersigned and Mr. Furth which has existed for more than ten years.

                  The Furth Agreement and Right of First Refusal
            Agreements are qualified in their entirety by reference to the provisions of such instruments, which are or previously have been filed as exhibits hereto and incorporated by reference herein.

                  By virtue of the Furth Agreement and the Right of First
            Refusal Agreements, the undersigned could be deemed to be a member of a "group" for purposes of Section 13(d) of the Exchange Act. However, the undersigned disclaims membership in any group within the meaning of Section 13(d). This Statement, the Furth Agreement and the Right of First Refusal Agreements shall in no way be construed as an admission that the undersigned is a member of a group with any other party to such agreements for purposes of
            Section 13(d) or otherwise.

                  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the undersigned and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits
-------   --------------------------------

A. Right of First Refusal Agreement dated November 25, 1987 between Brian P. Burns and Stuart B. Aronoff.

B. Right of First Refusal Agreement dated November 19, 1987 between Brian P. Burns and Robert W. Glass. *No longer applicable.*

C. Right of First Refusal Agreement dated November 30, 1987 between Brian P. Burns and Harold M. Messmer, Jr. *No longer applicable.*

D. Right of First Refusal Agreement dated November 23, 1987 between Brian P. Burns and Thomas Nebel. *No longer applicable.*

E. Right of First Refusal Agreement dated November 19, 1987 between Brian P. Burns and John M. Price. *No longer applicable.*

F. Right of First Refusal Agreement dated November 20, 1987 between Brian P. Burns and Robert G. Sharpe. *No longer applicable.*

G. Right of First Refusal Agreement dated November 19, 1987 between Brian P. Burns and Max Thelen, III. *No longer applicable.*

H. Right of First Refusal Agreement dated November 19, 1987 between Brian P. Burns and M. Keith Waddell. *No longer applicable.*

I. Right of First Refusal Agreement dated November 30, 1987 between Brian P. Burns and Paul Woodberry.

J. Information statement concerning the Distribution of the Common Stock, $.10 par value, of BF Enterprises, Inc. by Boothe Financial Corporation dated June 15, 1987.

K. 1988 Annual Report to Stockholders and Report on Form 10-K of BF Enterprises, Inc.

L. Right of First Refusal and Irrevocable Proxy dated May 22, 1991 between Brian P. Burns and Frederick P. Furth.

M. Right of First Refusal and Irrevocable Proxy dated May 25, 1996 between Brian P. Burns and Frederick P. Furth.

N. Right of First Refusal and Irrevocable Proxy dated March 12, 2001 between Brian P. Burns and Frederick P. Furth.

O. Right of First Refusal Agreement dated March 24, 1998 between Brian P. Burns and Douglas Post.

P. Promissory Note Secured by Pledge of Stock dated June 22, 2001 between Brian P. Burns and B.F. Enterprises, Inc.

         Exhibits A through K were previously filed as exhibits to Schedule 13D dated July 24, 1989; Exhibit L was previously filed as an exhibit to
         Schedule 13D Amendment No. 1 dated May 22, 1991; Exhibit M was previously filed as an exhibit to Schedule 13D Amendment No. 2 dated May 25, 1996; and Exhibits N through P are filed herewith.

Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     -------------------------
                                                             (Date)

                                                     /s/ Brian P. Burns
                                                     -------------------------
                                                           (Signature)

                                                         Brian P. Burns